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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            PROFESSIONALS GROUP, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    742954100
                                 (CUSIP Number)

                            Medical Assurance, Inc.
                            Attention: Frank O'Neil
                              100 Brookwood Place
                              Birmingham, AL 35209
                                 (205) 877-4400
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:
                          Jack P. Stephenson, Jr., Esq.
                                Burr & Forman LLP
                          Suite 3100, SouthTrust Tower
                           420 North Twentieth Street
                            Birmingham, Alabama 35203
                                 (205) 251-3000

                                 April 16, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 742954100

1.       Name of Reporting Person:  Medical Assurance, Inc.
                                    IRS Identification No. 63-1137505

2.       Check the Appropriate Box if a Member of a Group

         (1) [ ]

         (2) [X]

3.       SEC Use Only


4.       Source of Funds:  WC


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization: Delaware


Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 811,081


8.       Shared Voting Power: 0


9.       Sole Dispositive Power: 811,081


10.      Shared Dispositive Power: 0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 811,081


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13.      Percent of Class Represented by Amount in Row (11): 9.16%

14.      Type of Reporting Person: IC, CO


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         The undersigned hereby amends its Schedule 13D Statement dated March
26, 2001 relating to the common stock, no par value of Professionals Group, Inc. as set forth herein. Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

         No material change.

ITEM 2.           IDENTITY AND BACKGROUND

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The first sentence of the second paragraph of Item 3 is amended and restated in its entirety by the following:

         On November 6, 2000, ProAssurance filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-49378), as amended by Amendment No. 1 to Form S-4 filed on January 3, 2001, and as further amended by Amendment No. 2 to Form S-4 filed on April 4, 2001 (as amended, the "Registration Statement"), to register under the Securities Act of 1933 the shares of its common stock proposed to be issued to the shareholders of Medical Assurance and Professionals Group under the Agreement to Consolidate.

         The first sentence of the last paragraph of Item 3 is amended and restated in its entirety by the following:

         Medical Assurance has also purchased 373,761 shares of Professionals Group common stock in open market transactions at an aggregate price of $9,172,163.

ITEM 4.           PURPOSE OF TRANSACTION

         No material change.


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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) and (b) are replaced in their entirety by the following:

         (a) and (b) Medical Assurance owns of record 373,761 shares of Professionals Group common stock and may be deemed to own an additional 437,320 shares of Professionals Group common stock issuable upon the exercise of the Stock Option Agreement, as described in Item 3. Such shares, represent approximately 9.16% of the outstanding common stock of Professionals Group. This percentage amount is based upon 8,851,223 shares of Professionals Group common stock outstanding as of March 1, 2001, as reported in Professionals Group's
Form 10K for the fiscal year ended December 31, 2000.

         To the best of Medical Assurance's knowledge, none of the directors or executive officers of Medical Assurance own any of Professionals Group's common stock.

         Item 5(c) is amended to add the following:


         (c) The following table sets forth all transactions by Medical Assurance with respect to shares of Professionals Group effected since the filing of the initial Schedule 13D on March 26, 2001. Each transaction set forth below reflects a purchase by means of open market transactions on the Nasdaq National Market.

                   TRADE DATE                NO. OF SHARES     PRICE PER SHARE ($)
                                               PURCHASED
                   03/27/01                        900            23.19

                   04/02/01                      2,000            24.00

                   04/03/01                      2,100            24.00

                   04/04/01                      5,800            23.98

                   04/12/01                      5,000            25.15

                   04/16/01                    105,000            25.13

                                                61,000            25.15

                                                40,000            25.18

                                                22,500            25.10

                                                10,000            25.08

                                                 9,361            25.05

                                                 8,800            25.17

         (d)-(e)  No material change.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

         No material change.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         No material change.



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SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 18, 2001

                               MEDICAL ASSURANCE, INC.

                               By: /s/ A. Derrill Crowe
                                  ----------------------------------------------
                                  A. Derrill Crowe
                                  President


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